August 19, 2024

DOLLY VARDEN SILVER CORPORATION

BOUGHT-DEAL

PUBLIC OFFERING OF COMMON SHARES

TERM SHEET

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document, and copies may be obtained from Research Capital Corporation (ecm@researchcapital.com) and are also available electronically at www.sedarplus.ca.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment, and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities offered under this final base shelf prospectus and prospectus supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the "United States"), and may not be offered or sold within the United States, or to, or for the account or benefit of a U.S. Person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or a person in the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws. This term sheet does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. persons.

Issuer:	Dolly Varden Silver Corporation (the "Company").

Prospectus Offering:	"Bought-deal" public offering (the "Prospectus Offering") of common shares of the Company ("Common Shares").

Gross Proceeds:	$8,000,000 in aggregate gross proceeds.

Offering Price:	$1.00 per Common Share.

Use of Proceeds:	The net proceeds from the sale of Common Shares will be used for working capital and general corporate purposes.

Over-Allotment Option:	Up to 15% of the number of Common Shares issued pursuant to the Prospectus Offering to cover any over-allotments, if any, and for market stabilization purposes, exercisable, in whole or in part, within 30 days after the closing of the Prospectus Offering ("Over-Allotment Option").

Form of Offering:	The Common Shares will be offered by way of a prospectus supplement to the Company's base shelf prospectus dated April 25, 2023, to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-102 - Shelf Distributions and National Instrument 44-101 - Short Form Prospectus Distributions, and may be offered in the United States on a private placement basis pursuant to an appropriate exemption from the registration requirements under applicable U.S. law.

Listing:	The Company shall obtain the necessary approvals to list the Common Shares for trading on the TSX Venture Exchange. The Common Shares issued under the Prospectus Offering will not be subject to resale restrictions pursuant to applicable Canadian securities laws.

Eligibility:	The Common Shares are eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs, FHSAs and DPSPs.

Concurrent Brokered Private Placement Offering:	Concurrent with the Prospectus Offering, the Company also intends to undertake a brokered private placement offering of flow-through Common Shares for gross proceeds of up to $17,000,000, excluding the over-allotment option (the "Private Placement Offering"). The aggregate gross proceeds from the Prospectus Offering and Private Placement Offering will be $25,000,000.

Commission:	5.0% cash commission.

Underwriters:	Research Capital Corporation as the sole bookrunner and co-lead underwriter, and together with Haywood Securities Inc. as co-lead underwriters, on behalf of a syndicate of underwriters, including Raymond James Ltd. (collectively, the "Underwriters").

Closing:	The closing of the Prospectus Offering is expected to occur on or about September 4, 2024 or such earlier or later date as the Underwriters may determine (the "Closing").